                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1. Investment Company Act File Number:               Date examination completed:

                 811-7704                                  May 31, 2003

2. State Identification Number:


                                                                                                                       <C.
AL    --              AK       01 03239     AZ     13078         AR            93-M0261-04    CA     505-6972    CO    IC-93-06-160
CT    SI35335         DE       3151         DC     60009292      FL            Exempt         GA     SC-19938    HI    --
ID    45976           IL       0251577      IN     93-0319 IC    IA            I-34555        KS     1996S68     KY    M31787
LA    79539           ME       202646       MD     SM19950820    MA            95-0424        MI     928267      MN    R-36642.1
MS    MF-95-07-080    MO       --           MT     33572         NE            29,681         NV     --          NH    --
NJ    BEM-1167        NM       317042       NY     S 27 32 28    NC            3181           ND     N131        OH    32282
OK    SE-2030434      OR       1995-665     PA     93-5-025MF    RI            --             SC     MF9260      SD    6518
TN    RM01-3646       TX       C-48130      UT     004-8656-45   VT            7/24/95-15     VA     1904        WA    60014083
WV    BC-30437        WI       303933-03    WY     18237         PUERTO RICO                         S-16002

Other (specify):

3. Exact name of investment company as specified in registration statement:

   SCHWAB MARKETTRACK PORTFOLIOS - GROWTH PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

   101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1. Investment Company Act File Number: Date examination completed:

                811-7704                             May 31, 2003

2. State Identification Number:

AL    --              AK    0200688       AZ    13077          AR             93-M0261-05    CA     505-6972   CO    IC-93-06-160
CT    SI35334         DE    3150          DC    60009291       FL             Exempt         GA     SC-19938   HI    --
ID    45978           IL    0251577       IN    93-0319 IC     IA             I-34554        KS     1996S69    KY    M31787
LA    79539           ME    2-2647        MD    SM19950827     MA             95-0423        MI     928267     MN    R-36652.1
MS    MF-95-07-083    MO    --            MT    33573          NE             29,680         NV     --         NH    --
NJ    BEM-1167        NM    35761         NY    --             NC             3181           ND     N130       OH    32282
OK    SE-2030435      OR    1995-665      PA    93-5-025MF     RI             --             SC     MF9261     SD    6516
TN    RM01-3646       TX    C-48129       UT    004-8656-45    VT             7/24/95-13     VA     116961     WA    C-51638
WV    BC-30436        WI    303935-03     WY    18237          PUERTO RICO                          S-16019

Other (specify):

3. Exact name of investment company as specified in registration statement:

   SCHWAB MARKETTRACK PORTFOLIOS - CONSERVATIVE PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)


4. Address of principal executive office: (number, street, city, state, zip code)

   101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1. Investment Company Act File Number:          Date examination completed:

           811-7704                                  May 31, 2003

2. State Identification Number:

AL     --               AK    02 00687     AZ    13076         AR            93-M0261-12    CA    505-6972    CO    IC-93-06-160
CT     SI35350          DE    3149         DC    60009290      FL            Exempt         GA    SC-19938    HI    --
ID     45975            IL    0251577      IN    93-0319 IC    IA            I-34553        KS    1996S67     KY    M31787
LA     79539            ME    202648       MD    SM19950826    MA            95-0438        MI    928265      MN    R-36652.1
MS     MF-95-07-106     MO    --           MT    33571         NE            29,687         NV    --          NH    --
NJ     BEM-1167         NM    0251577      NY    S 27 32 26    NC            3181           ND    N129        OH    32282
OK     SE-2030433       OR    1995-665     PA    93-5-025MF    RI            --             SC    MF9250      SD    6517
TN     RM01-3646        TX    C-48139      UT    004-8656-45   VT            7/24/95-14     VA    116961      WA    C-51629
WV     BC-30435         WI    303932-03    WY    18237         PUERTO RICO                        S-16021

Other (specify):

3. Exact name of investment company as specified in registration statement:

   SCHWAB MARKETTRACK PORTFOLIOS - BALANCED PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

   101 MONTGOMERY STREET, SAN FRANCISCO, CA  94104

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]


1. Investment Company Act File Number:             Date examination completed:

                811-7704                                    May 31, 2003

2. State Identification Number:

AL     --             AK    02 03873      AZ    20205          AR             93-M0261-12   CA   505-6972        CO   IC-93-06-160
CT     SI46900        DE    339           DC    60009385       FL             Exempt        GA   SC-19938        HI   --
ID     49355          IL    0251577       IN    93-0319 IC     IA             I-41482       KS   1998S0001357    KY   M31787
LA     79539          ME    2-13755       MD    SM19981147     MA             --            MI   924329          MN   R-36652.1
MS     MF-98-08-129   MO    1993-00496    MT    39119          NE             35,612        NV   --              NH   --
NJ     BEM-1167       NM    345530        NY    --             NC             3181          ND   V578            OH   32282
OK     SE-2025436     OR    1995-665      PA    93-5-025MF     RI             --            SC   MF11533         SD   15702
TN     RM01-3534      TX    C-56104       UT    004-8656-45    VT             5/07/98-01    VA   116961          WA   60020838
WV     MF-32088       WI    349089-03     WY    18237          PUERTO RICO                       S-19466

Other (specify):

3. Exact name of investment company as specified in registration statement:

   SCHWAB MARKETTRACK PORTFOLIOS - ALL EQUITY PORTFOLIO (ONE OF THE SERIES IN SCHWAB CAPITAL TRUST)

4. Address of principal executive office: (number, street, city, state, zip code)

   101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio and Schwab MarketTrack All Equity Portfolio (four portfolios which are part of Schwab Capital Trust, hereafter referred to as the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2003 with respect to securities and similar investments reflected in the investment accounts of the Fund.

Schwab Capital Trust

/s/  Randall W. Merk
------------------------------------------
Randall W. Merk
President and Chief Executive Officer

/s/  Tai-Chin Tung
------------------------------------------
Tai-Chin Tung
Treasurer and Principal Financial Officer

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of
Schwab Capital Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio and Schwab MarketTrack All Equity Portfolio (four portfolios which are part of Schwab Capital Trust, hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2003 (without prior notice to management) with respect to agreement of security purchases and sales, for the period from March 31, 2003 (the date of our last examination), through May 31, 2003:

- Review of the Funds' mutual fund investments at May 31, 2003 recorded on the books and records of Charles Schwab & Co, Inc. ("CSC") in its capacity as depositary for Brown Brothers Harriman, the Funds' custodian on such date;

- Confirmation of CSC's omnibus accounts for mutual fund investments at May 31, 2003 with Boston Financial Data Services ("BFDS");

- Review of management's reconciliation of the omnibus account confirmation results to omnibus account positions recorded on the books and records of BFDS, at May 31, 2003, in all material respects;

- Review of management's reconciliation of the omnibus account positions recorded by CSC to mutual fund investments recorded on the books and records of the Funds at May 31, 2003, in all material respects;

- Review of management's reconciliation of the omnibus account positions recorded by BFDS to mutual fund investments recorded on the books and records of the Funds at May 31, 2003, in all material respects; and

- Agreement of eight security purchases and eight security sales since our last examination from the books and records of the Funds to third party mutual fund transfer agency confirmations.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2003 with respect to mutual fund investments reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/  PricewaterhouseCoopers LLP
-------------------------------
August 13, 2003

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